March 30, 2016

Kim McManus, Esq.

Senior Attorney

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	SPDR® Gold Trust
Form 10-K for Fiscal Year Ended September 30, 2015
Filed November 24, 2015
File No. 001-32356

Dear Ms. McManus:

We are submitting this letter in response to your letter dated March 29, 2016 in which the staff of the Division of Corporation Finance (the “Staff”) provided comments to the Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed by the SPDR Gold Trust (the “Trust”) on November 24, 2015.

Set forth below is our response to that comment. For your convenience, the text of such comment is reproduced in italics before our response.

* * *

Custody of the Trust’s Gold, page 17

1.	We understand that the Custodian may appoint one or more subcustodians to hold the Trust’s gold and that the Custodian currently uses a number of subcustodians, identified on page 18. You also outline risks that may arise in connection with the use of subcustodians. In future Exchange Act periodic reports, to the extent material, please disclose the amount of the Trust’s assets that are held by subcustodians.

We will, to the extent material, disclose in future periodic reports the amount of the Trust’s assets that are held by subcustodians. Please be advised that during fiscal 2015, no gold was held by subcustodians on behalf of Trust.

The Sponsor on behalf of the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact our counsel, Mr. Steven Glusband of Carter Ledyard & Milburn LLP at 212-238-8605.

Very truly yours,

World Gold Trust Services LLC, in its capacity as the Sponsor of the Trust

By:	/s/ Samantha McDonald
Chief Financial Officer